13012445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 01 2013

SEC FILE NUMBER
8- 53403

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigant Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Hagood (404) 504-2017
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph, Suite 5500 (Address) Chicago (City) IL (State) 60601 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/4/13

# OATH OR AFFIRMATION

I, Gregory Hagood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigant Capital Advisors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

PAMELA A DAWSON
NOTARY PUBLIC
DEKALB COUNTY, GEORGIA
MY COMMISSION EXPIRES
AUGUST 3, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NAVIGANT CAPITAL ADVISORS, LLC

Financial Statements and Schedules

December 31, 2012

(With Independent Auditors' Report Thereon)

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

## Report of Independent Registered Public Accounting Firm

The Sole Member
Navigant Capital Advisors, LLC:

We have audited the accompanying financial statements of Navigant Capital Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Navigant Capital Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2013

## NAVIGANT CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2012

**Assets**

| | | |
|---|---|---|
| Cash | $ | 327,280 |
| Accounts receivable, net | | 421,919 |
| Prepaid expense | | 31,866 |
| Property and equipment, net | | 33,693 |
| Receivable from parent company | | 243,440 |
| Total assets | $ | 1,058,198 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Accrued liabilities | $ | 6,350 |
| Unearned revenue | | 21,953 |
| Total liabilities | | 28,303 |
| Member's equity | | 1,029,895 |
| Total liabilities and member's equity | $ | 1,058,198 |

See accompanying notes to financial statements.

**NAVIGANT CAPITAL ADVISORS, LLC**

Statement of Income

Year ended December 31, 2012

| | | |
|---|---|---|
| Revenues: | | |
| Revenues before reimbursements | $ | 4,861,635 |
| Reimbursements | | 59,068 |
| Total revenues | | 4,920,703 |
| Cost of services: | | |
| Cost of services before reimbursable expenses | | 1,004,843 |
| Reimbursable expenses | | 59,068 |
| Total costs of services | | 1,063,911 |
| General and administrative expenses: | | |
| Occupancy expense | | 85,173 |
| Bad debt expense | | 4,912 |
| Depreciation expense | | 6,511 |
| Professional fees | | 180,279 |
| Other general and administrative expense | | 90,799 |
| Total general and administrative expenses | | 367,674 |
| Net income | $ | 3,489,118 |

See accompanying notes to financial statements.

**NAVIGANT CAPITAL ADVISORS, LLC**

Statement of Changes in Member's Equity

Year ended December 31, 2012

| | | Capital | Accumulated earnings | Distributed to member | | Total |
|---|---|---|---|---|---|---|
| Balance at December 31, 2011 | $ | 55,000 | 35,485,777 | (35,000,000) | $ | 540,777 |
| Net income | | — | 3,489,118 | — | | 3,489,118 |
| Distribution to member | | — | — | (3,000,000) | | (3,000,000) |
| Balance at December 31, 2012 | $ | 55,000 | 38,974,895 | (38,000,000) | $ | 1,029,895 |

See accompanying notes to financial statements.

## NAVIGANT CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2012

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 3,489,118 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Provision for bad debts | | 4,912 |
| Depreciation expense | | 6,511 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (254,236) |
| Prepaid expense | | (8,925) |
| Receivable from parent company | | 50,004 |
| Accrued liabilities | | 6,350 |
| Unearned revenue | | (84,775) |
| Net cash provided by operating activities | | 3,208,959 |
| Cash flows from financing activity: | | |
| Distribution to member | | (3,000,000) |
| Net increase in cash | | 208,959 |
| Cash at beginning of year | | 118,321 |
| Cash at end of year | $ | 327,280 |

See accompanying notes to financial statements.

## (1) Organization

Navigant Capital Advisors, LLC (the Company) is a wholly owned subsidiary of Navigant Consulting, Inc. (the Parent). The Company was organized as a limited liability company. The Parent is registered with the Securities and Exchange Commission (the SEC), and the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services for private placements and mergers and acquisitions.

## (2) Summary of Significant Accounting Policies

### (a) *Basis of Preparation*

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### (b) *Basis of Accounting*

Revenues and expenses are recorded on the accrual basis of accounting.

### (c) *Revenue Recognition*

The Company recognizes revenue for consulting work that culminates in a securities transaction, for which the Company is engaged to provide services in connection with the transaction. The closing of this transaction would involve the exchange of securities between two or more parties, and the Company is generally compensated in the form of success fees based on a percentage of the total transaction amount. These revenue amounts are generally contingent on a specific event, and the revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognizes revenue as the related professional services are provided. The Company may provide multiple services under the terms of an arrangement. There are also client engagements where the Company is paid a fixed amount for its services, including non-refundable retainers. The recognition of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expended based on (i) objectively determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement.

Total revenues include reimbursable costs that are billed to customers. These reimbursable costs are recorded as a component of costs of services.

### *(d) Income Taxes*

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code (IRC) provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2012.

## (3) Related-Party Transactions

The Company has a service agreement (the Agreement) with the Parent. Under the terms of the Agreement, the Parent provides the Company with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. The Company, on a periodic basis, pays the Parent for consulting services provided and reimbursable costs. Consulting services are billed at cost plus a percentage markup for fringe benefits, facilities, and operating expenses based upon the terms of the Agreement.

During the year ended December 31, 2012, the Company incurred approximately $850,000 of costs under the Agreement.

In addition, the Company has a policy that assigns to the Parent revenues for consulting work that does not culminate in a securities transaction (Note 2(c)). Cash receipts for this type of work by the Company result in the Company owing the Parent for amounts received.

## (4) Accounts Receivable

The accounts receivable, net, as of December 31, 2012 consisted of the following:

| | | |
|---|---|---|
| Accounts receivable | $ | 396,012 |
| Unbilled receivables | | 36,279 |
| Allowance for doubtful accounts | | (10,372) |
| Accounts receivable, net | $ | 421,919 |

## (5) Property and Equipment

The Company records property and equipment at cost. The Company computes depreciation on property and equipment using the straight-line method based on the estimated useful lives of the assets. As of December 31, 2012, the Company's property and equipment related to software and furniture, which had estimated useful lives of three years and seven years, respectively. The Company's property and equipment, net, as of December 31, 2012 consisted of the following:

| | | |
|---|---|---|
| Property and equipment, at cost | $ | 127,883 |
| Accumulated depreciation | | (94,190) |
| Property and equipment, net | $ | 33,693 |

## (6) Net Capital Requirements under SEC Rule 15c3-1

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, under the Securities Exchange Act of 1934 (the Rule). The Rule requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $298,977, which exceeded the required net capital by $293,977 and its ratio of aggregate indebtedness to net capital was 0.09 to 1.

## (7) Reserve Requirement under SEC Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of the Rule.

## (8) Concentrations

The Company had four clients that each generated revenues that exceeded 10 percent of the Company's total revenues. In aggregate, the revenues for the four clients amounted to approximately $4.1 million of the Company's total revenues, or approximately 83% of total revenues for the year ended December 31, 2012.



(Continued)

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

## (9) Subsequent Events

The Company has determined that there were no events or transactions occurring subsequent to December 31, 2012 through February 28, 2013 that would have a material impact on the Company's results of operations or financial condition.

## (10) Income Taxes

As the Company is organized as a single member limited liability company and is disregarded as an entity for tax purposes, and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2012 would have been calculated at a federal effective income tax rate of 35%.

Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report deferred tax assets or deferred tax liabilities in its financial statements. Rather, the Parent reports any related deferred tax items in its consolidated financial statements. If the Company was a stand-alone entity, as of December 31, 2012, the deferred tax asset would have been immaterial in amount and there would have been no deferred tax liabilities.

**Schedule I**

## NAVIGANT CAPITAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

| | | |
|---|---|---|
| Computation of net capital: | | |
| Total member's equity | $ | 1,029,895 |
| Deduct: | | |
| Nonallowable assets: | | |
| Accounts receivable, net | | 421,919 |
| Receivable from parent company | | 243,440 |
| Prepaid expenses | | 31,866 |
| Property and equipment, net | | 33,693 |
| Total nonallowable assets | | 730,918 |
| Net capital | | 298,977 |
| Minimum net capital requirement | | 5,000 |
| Net capital in excess of requirement | $ | 293,977 |
| Ratio of aggregate indebtedness to net capital | | 0.09 |
| Aggregate indebtedness (1) | $ | 28,303 |

(1) Aggregate indebtedness consists of unearned revenue and accrued liabilities.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2012 filed by Navigant Capital Advisors, LLC in its Form X-17A-5 with the Financial Industry Regulatory Authority (FINRA) on February 26, 2013.

See accompanying independent auditors' report.

**Schedule II**

## NAVIGANT CAPITAL ADVISORS, LLC

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is not required to compute the Reserve Requirement under Exhibit A of Rule 15c3-3(a) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the SEC because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See accompanying independent auditors' report.

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

**Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission**

The Sole Member
Navigant Capital Advisors, LLC:

In planning and performing our audit of the financial statements of Navigant Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2013

KPMG

**KPMG LLP**
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Management
Navigant Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Navigant Capital Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the check requisition and corresponding clearing bank statement. We have noted that payment had not yet been made for the assessment payments for the six-months ended December 31, 2012 as of the date of our procedures. As such, we obtained the check requisition form and agreed the amount to the listed assessment payments in Form SIPC-7, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with Navigant Capital Advisors, LLC's general ledger trial balance provided by management, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and related calculations in Navigant Capital Advisors, LLC's general ledger trial balance provided by management, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013